Exhibit 99.1

Date: 01/03/2010	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:	All Canadian Securities Regulatory Authorities

NASDAQ

Subject: ONCOLYTICS BIOTECH INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Special Meeting
Record Date for Notice of Meeting :	26/03/2010
Record Date for Voting (if applicable) :	26/03/2010
Beneficial Ownership Determination Date :	26/03/2010
Meeting Date :	11/05/2010
Meeting Location (if available) :	Toronto ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	682310107	CA6823101077

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for ONCOLYTICS BIOTECH INC.